Exhibit 99.1

North America’s Railroad

NEWS RELEASE

CN RECEIVES MORE THAN 400 ADDITIONAL LETTERS OF SUPPORT SINCE SIGNING AGREEMENT TO COMBINE WITH KANSAS CITY SOUTHERN

Stakeholder support for pro-competitive combination between CN and KCS continues to grow

MONTREAL and KANSAS CITY, Mo., June 2, 2021 – CN (TSX: CNR) (NYSE: CNI) and Kansas City Southern (“KCS”) (NYSE: KSU) today announced that the overwhelming stakeholder support for their proposed pro-competitive combination continues to grow with more than 400 additional letters of support filed with the Surface Transportation Board (“STB”) since the two companies agreed to combine, taking the total to over 1,400, including a letter of support from Governor John Bel Edwards of Louisiana.

The proposed combination between CN and KCS will create a transportation network across North America, enhancing competition, spurring economic growth and delivering benefits to the local communities in which both railroads operate. The combination, with the recent commitment to divesting the sole area of overlap and keeping gateways open for customers, creates a fully end-to-end merger and delivers significant public interest benefits for customers, ports, employees, communities and the environment. No customer will see any reduction in their existing routes. In fact, customers will now be able to access new markets that were not previously available to them via efficient single-line service. The transaction will also provide an enhanced platform for growth, capital investment, and job creation. Together, CN and KCS will be well positioned to deliver on the transaction’s many compelling benefits.

The benefits of the transaction are underscored by the more than 400 additional letters that have been filed with the STB since the two companies agreed to combine on May 21. The letters express support for a proposed CN-KCS combination, the use of a voting trust to complete the combination, or both. This brings the total number of support letters for a CN-KCS combination to well over 1,400. CN and KCS will continue to communicate and engage with their customers and other key stakeholders as they work towards gaining approval of their voting trust and completing their combination.

Last week’s letter was filed with the STB on May 24. A full copy of the most recent letter filed with the STB appears below:

Applicants Canadian National Railway Company (“CN”) and Kansas City Southern (“KCS”) respectfully submit the enclosed 300 letters from stakeholders relating to CN’s and KCS’s proposed combination. CN and KCS are encouraged by the enthusiastic response they have received from customers, rail suppliers, ports, state and local stakeholders, logistics providers, and other stakeholders about a CN-KCS combination. This outpouring of support has now resulted in well over 1,400 total letters of support for either the proposed CN-KCS combination, for the proposed voting trust, or for both.1

283 of the letters being filed today support the proposed combination of KCS and CN. They include a support letter from John Bel Edwards, Governor of Louisiana, who expresses his belief that a KCS-CN “combination would serve Louisiana well by expanding the collective reach of both railroads and bringing new, sustainable transportation solutions to businesses in the southeastern part of the state as well as an East-West corridor across North Louisiana.” Many other letters come from KCS customers, excited by the extended reach of a combined CN-KCS network

[1]

See Initial Submission of 409 Statements Supporting Proposed Transaction, CN-4, Canadian National Ry. Co.—Control—Kansas City So. et al., Fin. Docket No. 36514 (“CN-KCS”) (filed Apr. 26, 2021); Submission of Port and Terminal Operators’ Statements Supporting Proposed Transaction, CN-9, CN-KCS (filed Apr. 29, 2021); Submission of 200 Statements Supporting Proposed Transaction, CN-10, CN-KCS (filed Apr. 29, 2021); Submission of 100 Statements Supporting Proposed Transaction And/Or CN’s Voting Trust, CN-12, CN-KCS (filed May 4, 2021); Submission of 100 Statements Supporting Proposed Transaction And/Or CN’s Voting Trust, CN-13, CN-KCS (filed May 7, 2021); Submission of 183 Additional Statements Regarding Proposed Transaction And/Or CN’s Voting Trust, CN-14, CN-KCS (filed May 12, 2021); Submission of 100 Additional Statements Regarding Proposed Transaction And/Or CN’s Voting Trust, CN-17, CN-KCS (filed May 24, 2021).

and the opportunities that this creates for them to reach new markets with competitive single-line service. Other support letters specifically praise CN’s and KCS’s vision of converting truck shipments to rail, and the benefits that a CN-KCS combination could have for north-south trade traffic. In short, stakeholders are energized about the public benefits that a CN-KCS combination could bring.

293 of the letters being filed today support CN’s and KCS’s request that the Board approve their proposed voting trust agreement.2 Many letters note that the CN-KCS proposed voting trust is identical to that recently approved by the Board for Canadian Pacific, and ask the Board to similarly approve CN’s and KCS’s proposal.

CN and KCS will continue to engage with industry stakeholders about the proposed CN-KCS combination and the tremendous public interest benefits it will bring by creating the premier railway for the 21st century with a single network across Canada, the United States, and Mexico.

[2]	276 of the enclosed letters express support for both the proposed combination and the voting trust.

Respectfully submitted,

Sean Finn

Olivier Chouc

CN

935 de La Gauchetière Street West,

16th Floor

Montreal, QC H3B 2M9

CANADA

Kathryn J. Gainey

CN

601 Pennsylvania Ave, NW

Suite 500, North Building

Washington, DC 20004

Kathryn.gainey@cn.ca

/s/ Raymond A. Atkins Raymond A. Atkins Terence M. Hynes Matthew J. Warren Sidley Austin LLP 1501 K Street, N.W. Washington, DC 20005 (202) 736-8000 ratkins@sidley.com

Counsel for Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries

Adam Godderz The Kansas City Southern Railway Company 427 W 12th Street (816) 983-1324 AGodderz@KCSouthern.com	/s/ William A. Mullins William A. Mullins Crystal Zorbaugh Baker and Miller PLLC 2401 Pennsylvania Avenue, Suite 300 Washington, DC 20037 (202) 663-7823 WMullins@bakerandmiller.com

Counsel for Kansas City Southern, The Kansas City Southern Railway Company, Gateway

Eastern Railway Company, and the Texas Mexican Railway Company

Dated: June 2, 2021

For more information about CN’s and KCS’ pro-competitive combination, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020

Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:

Media: CN

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Media: KCS

C. Doniele Carlson

KCS Corporate Communications & Community Affairs

(816) 983-1372

dcarlson@kcsouthern.com

Joele Frank, Wilkinson Brimmer Katcher

Tim Lynch / Ed Trissel

(212) 355-4449

Investment Community: CN

Paul Butcher

Vice-President

Investor Relations

(514) 399-0052

investor.relations@cn.ca

Investment Community: KCS

Ashley Thorne

Vice President

Investor Relations

(816) 983-1530

athorne@kcsouthern.com

MacKenzie Partners, Inc.

Dan Burch / Laurie Connell

(212) 929-5748 / (212) 378-7071